[AGRIUM LOGO]


                                                               EXHIBIT 99.2






                              SECOND QUARTER 2009



                      MANAGEMENT'S DISCUSSION AND ANALYSIS



                       FOR THE THREE AND SIX MONTHS ENDED
                                 JUNE 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 5, 2009

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2008 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

2009 Second Quarter Operating Results

NET EARNINGS

Agrium's second quarter consolidated net earnings were $370-million, or $2.35 diluted earnings per share, compared to net earnings of $636-million, or $4.00 diluted earnings per share, for the same quarter of 2008. Consolidated net earnings for the first half of 2009 were $310-million, or $1.97 diluted earnings per share, compared to $831-million, or $5.24 diluted earnings per share, for the same period last year. Net earnings before interest expense and income taxes ("EBIT") were $543-million for the second quarter of 2009 compared with EBIT of $972-million for the second quarter of 2008. EBIT for the first half of 2009 was $487-million compared with EBIT of $1.3-billion for the first half of 2008. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures". Consolidated gross profit in the second quarter of 2009 was $890-million, a $371-million decrease compared to $1.3-billion in the second quarter of 2008. Consolidated gross profit in the first half of 2009 was $1.2-billion, a $490-million decrease compared to $1.7-billion for the same period of 2008. The decreases in quarter-over-quarter and year-over-year EBIT and gross profit were primarily due to reduced potash sales volumes and lower selling prices for most products. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $90-million higher in the second quarter and $332-million higher in the first half of 2009 compared to the same periods last year due primarily to significantly lower gains on derivative financial instruments and an increase in Retail selling expenses due the inclusion of the UAP business since May 5, 2008, partly offset by lower stock-based compensation expense and lower potash profit taxes.

The effective tax rate was 28 percent for both the second quarter and first half of 2009, compared with an effective tax rate of 33 percent for the corresponding periods of 2008. The lower tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2009 second quarter net sales were $3.1-billion, which was 26 percent higher than the $2.5-billion in the second quarter of 2008. Gross profit was $597-million in the second quarter of 2009, compared to $667-million for the same period last year while Retail EBIT was $283-million in the second quarter of 2009, versus EBIT of $409-million in the second quarter of 2008 and $142-million in the same quarter of 2007. Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired on May 5, 2008.

Crop nutrients net sales were $1.3-billion this quarter, an increase of $59-million compared to the second quarter of 2008. The increase was due to the additional five weeks of UAP business recorded this quarter, which was mostly offset by a significant reduction in Legacy Agrium Retail sales volumes versus the same period last year. Gross profit was $117-million this quarter compared to $335-million in the second quarter of 2008. The decrease was due to lower sales volumes from Legacy Agrium Retail and significantly lower margins resulting from the carryover of higher priced crop nutrient inventories from the fall of 2008, which were sold into a lower price environment this spring. This resulted in crop nutrient margins averaging 9 percent in the second quarter of 2009, compared to 27 percent in the second quarter of 2008 or 24 percent in 2007 which was a more normal year. We anticipate crop nutrient margins to continue to improve in the second half of 2009 and are expected to reach near-normal levels in the fourth quarter as the majority of the higher priced nutrient inventory position will have been sold.(1) North American nutrient sales volumes in the second quarter were also influenced by the late, wet spring season which impacted farmers' ability to apply crop nutrients. Sales volumes and margins in our South American operations were also significantly lower this quarter than the same period last year due to extremely dry conditions and the added challenge of uncertainty over government policies. We anticipate improved sales volumes in the second half of 2009 as growers catch up on reduced application rates over the past year.(1)

Crop protection net sales increased by 41 percent this quarter, reaching $1.2-billion in the second quarter of 2009 compared to $860-million in the same period last year. Our gross profit this quarter reached $304-million, an increase of $81-million over last year's $223-million. The strength of





-------------
(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in our 2009 second quarter MD&A and additional assumptions in the section "Management's Discussion and Analysis".

earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and gross profits was due to the addition of a full quarter of UAP's significant crop protection business, including a broad range of private label products. Crop protection product margins as a percentage of net sales were 25 percent for the second quarter of 2009 as compared to 26 percent for the same period last year primarily due to lower margins on glyphosate products.

Net sales for seed, services and other increased by 59 percent, to $629-million this quarter, from $396-million in the second quarter of 2008. Gross profit was $176-million in the second quarter of 2009, compared to $109-million for the same period last year. Seed sales accounted for about $530-million in sales and $104-million in gross profit for the quarter.

Retail selling expenses for the second quarter of 2009 were $273-million, a 29 percent increase over last year's level, primarily due to the inclusion of an additional five weeks of UAP business. Selling expenses as a percentage of net sales in the second quarter of 2009 were slightly higher on a quarter over quarter basis.

Wholesale

Wholesale's net sales were $950-million for the second quarter of 2009 compared to $1.4-billion for the second quarter of 2008. Gross profit was $212-million in the second quarter of 2009, a $370-million reduction from the record second quarter for 2008 of $582-million. EBIT of $215-million in the second quarter of 2009 was significantly lower than the $647-million earned in the second quarter of 2008. The key factors impacting the results were lower sales prices and volumes for nitrogen and phosphate products combined with significantly lower potash sales volumes and lower gains on derivative financial instruments.

Nitrogen gross profit was $182-million this quarter, compared to $246-million in the same quarter last year. Nitrogen prices were lower than the same period last year across all products for both benchmark and Agrium's realized prices. Sales volumes were similar to the same period last year, with lower UAN sales volumes, offset by higher Profertil export sales. Nitrogen cost of product was $227 per tonne this quarter, a 27 percent decrease versus last year. The lower production cost was a result of lower North American gas prices and favorable movement in foreign exchange rates. Agrium's nitrogen margins averaged $146 per tonne this quarter, compared with $196 per tonne in the second quarter of last year. Ammonia margins were higher than the same quarter last year. Urea margins were lower than last year but remained well over $100 per tonne.

Agrium's overall natural gas cost was $4.59/MMBtu in the second quarter of 2009 versus $7.36/MMBtu in the second quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2009 was $3.60/MMBtu, versus $10.80/MMBtu in the same quarter last year and $4.86/MMBtu in the first quarter of 2009. The AECO (Alberta) basis differential was $0.49/MMBtu for the second quarter of 2009.

Phosphate gross profit was $12-million, compared to $96-million for the same quarter last year. Sales volumes were 12 percent lower than the same quarter last year. Realized sales prices averaged $454 per tonne which were 43 percent less than the $791 per tonne achieved in the same quarter last year. Benchmark phosphate prices for the same comparative period were down about 70 percent as compared to the second quarter of 2008. Phosphate cost of product decreased $60 per tonne to $408 per tonne compared to the second quarter of 2008, due to lower sulphur, ammonia and rock costs. Gross margin for phosphate was $46 per tonne compared with $323 per tonne in the second quarter of 2008.

Potash gross profit was $23-million versus $184-million in the second quarter of 2008. Realized selling prices were 81 percent higher than last year's levels and contributed to higher per tonne margins. The higher prices were more than offset by the impact of a significant decrease in sales volumes and higher cost of product due to lower production volumes. Sales volumes decreased by 513,000 tonnes compared to the same period last year. Both international and domestic demand were significantly lower than normal due to a combination of delayed contract settlements in China and India, credit issues in many other international markets and the current cautious approach to replenishing stocks by retailers and distributors in North America and globally. Cost of product on a per tonne basis increased substantially from the same quarter of 2008 due to lower production volumes, resulting in a larger proportion of fixed costs being allocated to fewer sales tonnes. Gross margin on a per tonne basis was $377 per tonne, which was 17 percent above the $321 per tonne in the second quarter of last year.

Purchase for resale sales volumes were 81 percent higher in the second quarter of 2009 than last year's levels, largely due to the addition of the European CMF business. Gross profit in the second quarter of 2009 was a loss of $28-million versus $29-million in gross profit for the same period last year. The reduction was due to a 34 percent decrease in overall realized selling price compared to last year's levels and a $29-million inventory write-down this quarter as a result of net realizable value adjustments to our purchased product inventories.

Wholesale expenses were $62-million higher in the second quarter of 2009 than for the same period last year due primarily to a lower gain in derivative financial instruments compared to the same period last year. Unrealized net mark-to-market gains of $38-million and realized losses of $34-million from natural gas, power and other derivatives in the second quarter of 2009 were both lower than the significant gains experienced in the same period last year. This variance in derivative valuations was partially offset by a decrease in potash profit and capital taxes of $43-million, due mainly to lower potash sales volumes.

Advanced Technologies

Advanced Technologies' second quarter 2009 net sales were $82-million compared to $107-million in the second quarter of 2008. Net sales and gross profit were impacted by reduced volumes and margins in turf and ornamental due to lower household expenditures as a result of the slower economic growth. ESN net sales were impacted primarily by lower selling prices as benchmark urea prices were less than half what they were in the second quarter of last year. However, gross profit for ESN was largely unchanged, as slightly lower sales volumes were offset by expanded per tonne margins, as lower costs more than offset lower sales prices. Year to date ESN sales volumes and gross profit are both higher compared to 2008.

Gross profit for Advanced Technologies was $17-million for the quarter, compared with $20-million for the same period last year, while EBITDA was $12-million, a decrease of $3-million versus the comparable period in 2008. The reduction in EBITDA was due to weaker demand and margins from a number of our controlled-release products other than ESN, due to lower housing starts and a depressed economy. In the second quarter, ESN accounted for 35 percent of Advanced Technologies' gross profit, an increase from the 29 percent in the same period last year.

Other

EBIT for our Other non-operating business unit for the second quarter of 2009 was $37-million, an increase of $132-million over the loss of $95-million for the second quarter of 2008. EBIT for Other for the first half of 2009 was $17-million, an increase of $130-million over the loss of $113-million for the same period of 2008. The increases in EBIT for the second quarter and first half of 2009 reflected a significant decrease in stock-based compensation expense driven by lower increases in our share price in the corresponding periods of 2009 and recognition of gross profit deferred by Wholesale in 2008 on the sales of products to Retail now sold to external customers in 2009.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the six-month period ended June 30, 2009.

-------------------------------------------------------------------------------
As at
(millions
 of U.S.       Jun 30,  Dec 31,
 dollars)        2009    2008   Change  Explanation of the change in balance
-------------------------------------------------------------------------------
Current
 assets
 Cash and         251     374    (123) See discussion under the Section
  cash                                 "Liquidity and Capital Resources".
  equivalents

 Accounts       2,230   1,223   1,007  Increased sales activities during the
  receivable                           spring and higher Retail vendor rebates
                                       receivable, partially offset by federal
                                       income tax refund received in the first
                                       quarter of 2009.

 Inventories    2,318   3,047    (729) Lower Wholesale and Retail inventory
                                       volumes and decrease in input costs
                                       (nitrogen, phosphate and product
                                       purchased for resale). Partially offset
                                       by increase in chemical prices and
                                       lower chemical sales volumes.

 Prepaid          322     475    (153) Drawdown of pre-bought Retail inventory
  expenses                             due to increased sales activities in
  and                                  the spring. Partially offset by
  deposits                             quarterly potash profit tax
                                       installments in excess of the related
                                       accrued potash profit tax and costs
                                       related to the proposed CF acquisition.
                                       See discussion under the Section
                                       "Business Acquisition".

 Marketable       108       -     108  Majority of change from the purchase of
  securities                           CF shares in Q1'09. See discussion
                                       under the Section "Business
                                       Acquisition".

-------------------------------------------------------------------------------
Current
 liabilities
 Bank             349     610    (261) Repayment in Q1'09 of certain variable
  indebtedness                         rate loans taken in Q4'08 to meet UAP
                                       working capital requirements and
                                       removal of EAgrium bank indebtedness
                                       as a result of the deconsolidation of
                                       EAgrium.

 Accounts       2,328   2,200     128  Retail inventory purchases made in
  payable                              anticipation of the spring season and
  and accrued                          increase in the accrued current income
  liabilities                          tax liability. Partially offset by:
                                       decrease in Wholesale customer
                                       prepayments due to slowdown in the
                                       fertilizer market and unstable prices,
                                       drawdown in Retail customer prepayments
                                       received during the spring season, and
                                       lower plant utilities due to reduction
                                       in production.

-------------------------------------------------------------------------------
Working
 capital        2,552   2,309     243
-------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $199-million in the second quarter of 2009, compared with cash used in operating activities of $317-million in the same period of 2008. Cash provided by operating activities was $271-million in the first half of 2009, a $198-million increase from the same period of last year. Driving this quarter change was the unusually high change in non-cash working capital that occurred in the second quarter of 2008 when inventory increased significantly reflecting the price escalation that occurred in the agricultural sector last spring and a significant reduction in prepaid expenses and deposits. This was partially offset by a $266-million decrease in net earnings and a $343-million non-cash decrease in future income tax liabilities. Driving the year-over-year change was a $0.9-billion increase in non-cash working capital due to a significant reduction in inventory and an increase in accounts payable and accrued liabilities, in addition to a decrease in unrealized gain on derivative financial instruments. This was partially offset by a $521-million decrease in net earnings and a $360-million non-cash decrease in future income tax liabilities.

Below is a summary of our inventory balances as at June 30, 2009 and December 31, 2008:

----------------------------------------------------------------------------
Inventories:                                    At                At
----------------------------------------------------------------------------
(millions of U.S. dollars)                  June 30, 2009 December 31, 2008
----------------------------------------------------------------------------
Wholesale                                             556               946
Retail:
 Crop nutrient                                        388             1,031
 Crop protection                                    1,123               829
 Seed                                                 182               176
 Other                                                 26                19
Advanced Technologies                                  43                46
----------------------------------------------------------------------------
                                                    2,318             3,047
============================================================================

Cash used in investing activities decreased by $2.7-billion in the second quarter and first half of 2009 both primarily due to the UAP acquisition in the second quarter of 2008 and lower capital expenditures in the first half of 2009.

Cash provided by financing activities was $74-million in the second quarter of 2009 compared with $1.6-billion in the same period of 2008. Cash used in financing activities was $127-million in the first half of 2009, compared with cash provided by financing of $1.6-billion in the same period of 2008. The quarter-over-quarter and year-over-year changes reflected the issuance of long-term debt and bank indebtedness of $1.2-billion used to finance the UAP acquisition in the second quarter of 2008 and a pay-down of our bank indebtedness in the first half of 2009.

----------------------------------------------------------------------------
Short-term credit facilities available at
 June 30, 2009 a) b)                              Total Unutilized Utilized
----------------------------------------------------------------------------
(millions of U.S. dollars)
North American revolving credit facilities
 expiring 2010 and 2012                             835        639      196
European credit facilities expiring in 2009         233        155       78
South American credit facilities expiring 2009
 to 2012                                            165         90       75
----------------------------------------------------------------------------
                                                  1,233        884      349
============================================================================

a) In addition to the facilities detailed in this table, we have committed facilities of $1.4-billion for the CF acquisition.

b) As of June 30, 2009, a total of $200-million was drawn on our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.

OUTSTANDING SHARE DATA

The number of outstanding shares as at July 31, 2009 was 157 million. As at July 31, 2009, there were approximately 1.1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

There were no shares repurchased during the first half of 2009 under our normal course issuer bid.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                             2009                     2008             2007
                   ---------------------------------------------------------
                         Q2    Q1     Q4    Q3    Q2    Q1    Q4   Q3    Q2
                   ---------------------------------------------------------
Net sales           $ 4,090 1,753  1,941 3,113 3,870 1,107 1,426  989 2,034
Gross profit            890   273    522 1,048 1,261   392   533  305   572
Net earnings (loss)     370   (60)   124   367   636   195   172   51   229
Earnings (loss) per
 share
 -basic             $  2.36 (0.38)  0.79  2.32  4.03  1.24  1.25 0.38  1.71
 -diluted           $  2.35 (0.38)  0.79  2.31  4.00  1.23  1.24 0.38  1.70
                   ---------------------------------------------------------

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America. In addition, our acquisition of UAP on May 5, 2008 impacts the comparability of quarterly results.

BUSINESS ACQUISITION

On February 25, 2009, Agrium submitted a proposal to the board of directors of CF to acquire all of the capital stock of CF for cash and Agrium shares at $72.00 per CF share, or a total of approximately $3.6-billion, based on the closing price of Agrium shares on February 24, 2009. Agrium would fund the cash portion through available liquidity and committed financing. The board of directors of CF rejected Agrium's proposal on March 9, 2009.

On March 16, 2009, Agrium commenced an exchange offer for all of the outstanding shares of CF (the "Offer"), pursuant to which CF stockholders would receive $31.70 in cash plus one common share of Agrium for each CF share. The Offer is subject to a number of conditions, including the negotiation of a definitive merger agreement and regulatory approvals under Canadian and U.S. antitrust legislation. The Canadian Competition Bureau and the Federal Trade Commission (United States) are reviewing the transaction. On March 27, 2009, Agrium announced an increase in the cash portion to $35.00, for an aggregate consideration of $1.8 billion in cash and 50.2 million shares. On May 11, 2009, Agrium announced an increase in the cash portion to $40.00 for an aggregate cash consideration not to exceed $2.01 billion. The Offer and withdrawal rights will expire on August 19, 2009, unless extended. The CF board of directors has rejected the Offer.

Agrium is fully committed to acquiring CF and intends to continue to press the board of directors of CF to execute a mutually beneficial merger agreement for our respective shareholders. Agrium has had extensive discussions with CF shareholders, who have advised Agrium that they favour a combination between Agrium and CF and want the CF board to engage in discussions with us. Agrium is prepared to increase its Offer further if CF can demonstrate additional value.

The rules of the Toronto Stock Exchange ("TSX") do not require that we obtain the approval of our shareholders, but the TSX has the discretion to require us to obtain shareholder approval. During February 2009, we acquired 1.2 million shares of CF at an average cost of $52.34 for the total consideration of $65-million, the maximum allowed under FTC regulations. The shares are classified for accounting purposes as available for sale financial instruments with changes to the fair value being recorded in other comprehensive income. At June 30, 2009, the fair value of the CF shares was $92-million.

EGYPT NITROGEN PROJECT

In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. The share exchange was completed on January 26, 2009, which resulted in our owning 26 percent of MOPCO. We account for our investment in MOPCO in the Wholesale business unit using the equity method.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Canadian Institute of Chartered Accountants' Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.

Agrium is currently in the design and development phase of its IFRS transition plan. To date, progress remains on plan for a successful IFRS implementation.

At this time, the full impact of transitioning to IFRS on the Company's future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

Three Months Ended June 30

(millions of  U.S. dollars)

                                           2009
-----------------------------------------------------------------------------
                                         Advanced
                    Retail   Wholesale  Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 307         244            12      39            602
Depreciation
 and amortization       24          29             4       2             59
----------------------------------------------------------------------------
EBIT                   283         215             8      37            543
----------------------------------------------------------------------------
Interest
 expense                                                                (27)
Income taxes                                                           (146)
----------------------------------------------------------------------------
Net earnings                                                            370
============================================================================

Three Months Ended June 30

(millions of U.S. dollars)

                                          2008
----------------------------------------------------------------------------
                                         Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 431        682             15     (93)         1,035
Depreciation
 and amortization       22         35              4       2             63
----------------------------------------------------------------------------
EBIT                   409        647             11     (95)           972
----------------------------------------------------------------------------
Interest
 expense                                                                (25)
Income taxes                                                           (311)
----------------------------------------------------------------------------
Net earnings                                                            636
============================================================================

Six Months Ended June 30

(millions of U.S. dollars)

                                          2009
----------------------------------------------------------------------------
                                          Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 239        323             18      21            601
Depreciation
 and amortization       50         51              9       4            114
----------------------------------------------------------------------------
EBIT                   189        272              9      17            487
----------------------------------------------------------------------------
Interest
 expense                                                                (58)
Income taxes                                                           (119)
----------------------------------------------------------------------------
Net earnings                                                            310
============================================================================

Six Months Ended June 30

(millions of U.S. dollars)

                                          2008
----------------------------------------------------------------------------
                                          Advanced
                    Retail  Wholesale   Technologies   Other   Consolidated
----------------------------------------------------------------------------
EBITDA                 444      1,017             25    (110)         1,376
Depreciation
 and amortization       31         57              8       3             99
----------------------------------------------------------------------------
EBIT                   413        960             17    (113)         1,277
----------------------------------------------------------------------------
Interest
 expense                                                                (38)
Income taxes                                                           (408)
----------------------------------------------------------------------------
Net earnings                                                            831
============================================================================

BUSINESS RISKS

The information presented on business risks on pages 85 - 90 in our 2008 Annual Report has not changed materially since December 31, 2008.

CONTROLS & PROCEDURES

There have been no changes in our internal control over financial reporting during the six months ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

A second consecutive year of delayed corn and soybean planting in the U.S. Corn Belt led to a high level of volatility in grain and oilseed prices during the second quarter. Grain prices came under pressure following the completion of spring planting and pressured further when the USDA reported significantly higher than expected corn and soybean planted area at the end of June. Prices have stabilized since then, but significant uncertainty remains with respect to global grain and oilseed production and prices for 2009/10 at this early stage of the year. The USDA is currently forecasting that global grain ending stocks will increase slightly. This assumes normal yields globally, although weather and crop nutrient levels will play an important role in determining final yields. Dry weather has hampered grain production in Western Canada and Argentina, leading to the lowest planted area of wheat in Argentina in recent history. In addition, monsoon rains in India are below normal for the first two months of the growing season. The significant reduction in global fertilizer use this past year is expected to have some impact on yield potential this year and could result in potential nutrient deficiencies for 2010/11, which could lead to higher than normal application rates starting this fall.

Wet spring weather delayed demand for crop protection products in North America this year but higher corn acreage provided solid demand for seed and most crop protection products. The one exception was lower demand for glyphosate based products this spring. We expect retail demand for glyphosate to improve in the second half of the year after declining 19 percent in the first half of 2009. Stronger than historical grain prices and crop margins are expected to support continued growth in the seed and crop protection product lines into the next crop year.

The outlook globally for urea and ammonia markets appears stable as producers are comfortable with their bookings through August. This has been supported by increased demand from India, Pakistan and Brazil and seasonal turnaround at a number of facilities internationally. Urea prices in the U.S. Gulf have increased 20 percent since May, and have returned to a point where the U.S. has become an attractive market for imports. U.S. urea imports for the first five months of 2009 were down 11 percent from 2008 levels, which have contributed to tight U.S. inventory levels. Chinese export taxes on urea are currently 10 percent and will remain at that level until September 15, at which time they are expected to increase to 110 percent until the end of

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October. Chinese offer prices have increased in parallel with global prices and are currently acting as a cap on the market. The UAN market may experience additional pressure relative to urea prices in late 2009 as the new Trinidad UAN facility is expected to come on-stream at that time. At current crude oil prices, European formula-based natural gas prices will increase in the fourth quarter which could put upward pressure on nitrogen prices.

The delay in 2009 contracts between major potash producers and Chinese and Indian buyers created considerable uncertainty in the marketplace, resulting in many other buyers delaying their purchasing decisions. As a result, producers have continued to reduce capacity utilization. In the first six months of 2009, TFI reported North American potash production was down over 60 percent from the high rates in 2008, and North American inventory levels were at historically high levels at the end of June. Recent contract agreements between India and global potash producers have been concluded at prices significantly below 2008 contract values. This is expected to influence benchmark prices for the near term but has provided additional clarity on prices to the market. As a result, demand is expected to improve in the second half of 2009 and rebound strongly in 2010. There continues to be uncertainty with respect to both volumes and price of 2009 potash contracts with China.

Global phosphate markets have recently shown some signs of stabilizing. The TFI reported U.S. DAP/MAP June inventory levels were 9 percent below the five year average and only 4 percent above 2008 levels. Apparent wholesale DAP/MAP disappearance in the U.S. was down 37 percent in the 2008/09 fertilizer year compared to the previous year. We anticipate global and North American demand will continue to recover in the second half of 2009 and into 2010. India is still expected to purchase additional import volumes in the second half of 2009 and South American import demand is expected to continue to improve. The reduction in Chinese export taxes to 10 percent has been extended through August, but at current market prices, China is not expected to be a major factor in the export market. A risk to the phosphate market is a build in exportable Chinese inventories when the export tax is increased, which could cap the market in November when the export tax is again reduced.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. ("CF"), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the "Exchange Offer Documents") filed by Agrium Inc. ("Agrium") with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the

Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, its wholly-owned subsidiary North Acquisition Co. ("North"), their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF's stockholders in respect of the proposed transaction with CF. Information regarding Agrium's directors and executive officers is available in its management proxy circular dated April 3, 2009, relating to the annual general meeting of its shareholders to be held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, timing and final terms of completion of the proposed CF acquisition, a potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned,Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.